Exhibit 99.1

CONTACT:  Retalix Ltd.
          Sarit Sagiv
          +972-9-776-6677
          investors@retalix.com

Retalix Schedules Date for First Quarter 2012 Financial Results and
Conference Call

RA'ANANA, Israel, April 19, 2012 -- Retalix® Ltd. (NasdaqGS:RTLX), will announce its first quarter 2012 financial results on Wednesday, May 9, 2012.

Following the earnings press release, the Company's executive management will discuss the quarter’s results, as well as the Company's strategy and future outlook, in a teleconference with analysts and investors.

Date: May 9, 2012
Time: 9:00 AM ET / 4:00 PM Israel

To listen via Internet: http://www.retalix.com/Conference-call.cfm

To participate in the live call:
USA: 1-888-281-1167
UK: 0-800-051-8913
Israel: 03-9180650
International: +972-3-9180650

About Retalix

Retalix is a leading global provider of innovative software and services to high volume, high complexity retailers, including supermarkets, convenience stores, fuel stations, drugstores and department stores. The company's products and services help its customers to manage and optimize their retail operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth. Retalix offers solutions for point-of-sale (POS), sales channels and in-store management (including mobile and e-commerce), customer management and marketing, merchandising, and logistics. By leveraging a multitude of deployment options, including Software-As-A-Service (SaaS), Retalix serves a large customer base of approximately 70,000 stores across more than 50 countries worldwide. The Company's headquarters are located in Ra'anana, Israel, and its North America headquarters are located in Plano, Texas. Retalix stock trades on the NASDAQ and the Tel Aviv Stock Exchange.

For more information, visit http://www.retalix.com, the contents of which are not part of this press release. Follow Retalix on Twitter: @Retalix.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries